

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 1, 2006

Mr. James E. Sinclair
Chairman and CEO
Tanzanian Royalty Exploration Corporation
93 Benton Hill Road
Sharon, CT 06069

   Re: Tan Range Exploration Corporation
     Form 20-F for the Fiscal Year Ended August 31, 2005
     Filed December 1, 2005
     File No. 001-32500

Dear Mr. Sinclair:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

        Sincerely,

        April Sifford
        Branch Chief

cc: Ryan C. Milne